SNIPP INTERACTIVE INC.

SNIPP INTERACTIVE SECURES A €300,000 CONTRACT EXTENSION FROM AN EXISTING LOYALTY CLIENT IN EUROPE

July 13th, 2015

TSX Venture Exchange

Trading Symbol: SPN

BETHESDA, MD -- Snipp Interactive Inc. (“Snipp”), an international provider of promotions marketing and loyalty solutions listed on the TSX Venture Exchange (Trading Symbol: SPN), announced that it has secured a €300,000 contract extension from an existing retail loyalty client in Europe. The contract extension is to incorporate additional functional modules into the existing loyalty solution that has already been deployed for the client.

According to Frank Sweeney, Snipp’s Managing Director for Ireland, “Our current loyalty implementation for this client is running in 10 countries and supports multiple brands, currencies, languages and regulatory requirements. This extension we have received is a strong signal of the clients’ confidence in our work. Even as we expand the scope of SnippLoyalty to address the needs of multi-channel CPG brands, we continue to ensure that the platform meets and exceeds the needs of our integrated point-of-sale clients.”

The SnippLoyalty platform is a multi-currency, multi-lingual, cloud-based platform that offers an advanced analytics platform for both reporting and predicting consumer behavior. The platform has been successfully implemented across multiple brands, hundreds of online and physical store locations and in over ten languages.

Atul Sabharwal, Snipp’s CEO, said, “We are pleased that our solutions are being validated by the largest of companies globally, who continue to expand their relationship with Snipp. Our goal is to build the world’s most advanced promotions and loyalty platform and give our clients the broadest and deepest capabilities to engage their customers and drive incremental sales.”

Visit the website at www.snipp.com for examples of Snipp programs.

About Snipp:

Snipp’s technology platform enables brands to drive customer engagement and purchase. Our solutions include loyalty, rebates, receipt processing, promotions, and data analytics. We provide our clients with a full spectrum of services including creative, program conceptualization, technology, legal, rewards provisioning, fulfillment and reporting. We have created hundreds of cutting-edge programs for Fortune 500 brands and world-class agencies.

Snipp is headquartered in Washington DC, with offices across the United States, Canada, Ireland, the Middle East and India. We are a publicly listed company and were selected to the TSX Venture 50® for 2015, a collection of the strongest companies on the TSX Venture Exchange.

FOR FUTHER INFORMATION PLEASE CONTACT:

Press Enquiries:

Atul Sabharwal

CEO

415-595-7151

atul@snipp.com

Investor Relations:

Jaisun Garcha

CFO

1-888-99-SNIPP

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Copyright Snipp Interactive Inc. All rights reserved. All other trademarks and trade names are the property of their respective owners.